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                         June 12, 2023

       Harry Simeonidis
       Chief Executive Officer and President
       Intelligent Bio Solutions Inc.
       142 West 57th Street, 11th Floor
       New York, New York 10019

                                                        Re: Intelligent Bio
Solutions Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 6, 2023
                                                            File No. 333-272463

       Dear Harry Simeonidis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Johnathan C. Duncan,
Esq.